Notice to ASX/LSE 14 September 2022 Rio Tinto and Baowu agree to form joint venture to develop Western Range Rio Tinto (54 per cent) and China Baowu Steel Group Co. Ltd (Baowu) (46 per cent) have agreed to enter into a joint venture with respect to the Western Range iron ore project in the Pilbara, Western Australia, investing $2 billion ($1.3 billion Rio Tinto share1) to develop the mine. Western Range’s annual production capacity of 25 million tonnes of iron ore will help sustain production of the Pilbara Blend from Rio Tinto’s existing Paraburdoo mining hub. The project includes construction of a primary crusher and an 18 kilometre conveyor system linking it to the existing Paraburdoo processing plant. Construction is expected to begin in early 2023 with first production anticipated in 2025. The construction phase will support approximately 1,600 jobs with the mine requiring about 800 ongoing operational roles which are expected to be filled by existing workers transitioning from other sites in the Paraburdoo mining hub. Rio Tinto’s share of the capital costs are already included in the Group’s capital expenditure guidance of around $9-10 billion for each of 2023 and 2024. Both parties will pay their portion of capital costs for the development of the mine, and mine operating costs, plus a nominal ongoing resource contribution fee calculated by reference to Western Range production volumes. There is no upfront consideration being paid by either party. Rio Tinto and Baowu have also agreed to enter into an iron ore sales agreement at market prices covering a total of up to 126.5 million tonnes of iron ore over approximately 13 years (together with the joint venture, the “Transaction"). This volume represents Baowu’s 46 per cent interest in the anticipated 275 million tonnes of production from Western Range through the Joint Venture. Rio Tinto has a long history of successfully partnering and investing with customers to develop new mines in the Pilbara. Rio Tinto and Baowu’s partnership in the Pilbara dates back to the 2002 Bao-HI Joint Venture to develop the Eastern Range deposits in the Hamersley Ranges (Eastern Range) and Western Range, subject to a production cap of 200 million tonnes. It is now expected the production cap will be sourced entirely from Eastern Range, and this Transaction will continue Rio Tinto’s relationship with Baowu through development of Western Range. Rio Tinto Iron Ore Chief Executive Simon Trott said “This is a very significant milestone for both Rio Tinto and Baowu, our largest customer globally. We have enjoyed a strong working relationship with Baowu for more than four decades, shipping more than 200 million tonnes of iron ore under our original joint venture, and we are looking forward to extending our partnership at Western Range. “The development of Western Range represents the commencement of the next significant phase of investment in our iron ore business, helping underpin future production of the Pilbara Blend, the market benchmark. “At the same time, Rio Tinto and Baowu continue to work together on low-carbon steelmaking research, exploring new methods to reduce carbon emissions and improve environmental performance across the steel value chain.” Baowu Resources Chairman Shi Bing said "The signing of the joint venture agreement for the Western Range Project is a significant event in the history of cooperation between Baowu and Rio Tinto. We fully appreciate the persistent efforts of both teams in accomplishing the important achievement. The Bao-HI joint venture has been successfully operating for more than 20 years, leading us to a win-win result, and reaping friendship and trust. “We hope that the two parties will deepen the mutually beneficial and win-win partnership, continue to carry forward the spirit of sincere cooperation and further expand cooperation in more fields and aspects on the basis of working together to operate the project well.” 1 Rio Tinto share includes 100% of funding costs for Paraburdoo plant upgrades EXHIBIT 99.1

Notice to ASX/LSE Page 2 of 3 Rio Tinto has worked closely with the Traditional Owners on whose country Western Range is situated, the Yinhawangka People, to co-design a Social and Cultural Heritage Management Plan for the project, designed to protect signiticant cultural and heritage values in the area. The plan, which was agreed with Yinhawangka Aboriginal Corporation and announced earlier this year, outlines protocols for joint decision-making on environmental matters and mine planning. Simon Trott said “We have worked in partnership with the Yinhawangka People to jointly develop a Social, Cultural and Heritage Management Plan as part of our commitment to protecting significant cultural and environmental values at Western Range.” Entry into the Transaction with Baowu is subject to satisfaction of various conditions precedent, including approvals from Rio Tinto shareholders, the Australian Government, Chinese Government regulatory agencies and the Western Australian Government, among others. As a result of Baowu having common ownership with Aluminum Corporation of China (Chinalco) due to both being Chinese state-owned entities, and Chinalco indirectly holding 11.3% of shares in the Rio Tinto Group, Baowu may be considered to be an associate of a substantial holder or related party of Rio Tinto for the purpose of the ASX Listing Rules and UK Listing Rules, respectively. As the Transaction is considered the sale of a “substantial asset” to the associate of a substantial shareholder under Chapter 10 of the ASX Listing Rules, it is subject to approval from a majority of independent Rio Tinto Limited shareholders (that is, not including Chinalco and any other entities considered to be associates of Chinalco under the ASX Listing Rules). Although the Transaction is a related party transaction under the UK Listing Rules, it is classified as a smaller related party transaction under UK Listing Rule 11.1.10 and as such, shareholder approval is not required under the UK Listing Rules. However, as Rio Tinto operates under a dual-listed structure, approval for the Transaction under the ASX Listing Rules is required to be sought from shareholders of both Rio Tinto Limited and Rio Tinto plc voting as a joint electorate under the agreement that regulates the dual-listed structure. As such, general meetings of both Rio Tinto Limited and Rio Tinto plc are planned for 25 October 2022, with further details to be announced and the relevant notices of meeting and associated materials to be made available to Rio Tinto shareholders shortly. In accordance with UK Listing Rule 11.1.10, Rio Tinto plc has obtained written confirmation from a sponsor that the terms of the Transaction are fair and reasonable as far as Rio Tinto plc’s shareholders are concerned. Notes to editors Rio Tinto’s Paraburdoo hub is comprised of three operating mines, Paraburdoo, Channar and Eastern Range. Western Range contains two deposits, 36W–50W and 55W–66W, which are located within the Hamersley Basin of Western Australia. The deposits’ mineralisation is primarily hosted by the Brockman Iron Formation with additional detrital mineralisation present. The 36W–50W and 55W-66W deposits contain a Measured Mineral Resource of 22 Mt at 59.1% Fe, Indicated Mineral Resource of 102 Mt at 61.5% Fe, and an Inferred Mineral Resource of 108 Mt at 61.4% Fe. The 36W–50W deposit contains a Proven Ore Reserve of 109 Mt at 62.1% Fe and a Probable Ore Reserve of 56 Mt at 61.7% Fe2. Mineral Resources are reported in addition to Ore Reserves. Mineral Resources and Ore Reserves are quoted on a 100 per cent basis. 2 These Mineral Resource and Ore Reserve estimates have been reported in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, 2012 (JORC Code) and the ASX Listing Rules in a release to the ASX dated 14 September 2022 titled “Western Range Mineral Resources and Ore Reserves” which is available at Resources & reserves (riotinto.com) (“Table 1 Release”). The Competent Person responsible for reporting the Mineral Resources was Mr Philip Savory, who is a Fellow of The Australasian Institute of Mining and Metallurgy. The Competent Person responsible for reporting the Ore Reserves was Mr Ryan Bleakley, who is a Member of The Australasian Institute of Mining and Metallurgy. Rio Tinto is not aware of any new information or data that materially affects these Mineral Resource or Ore Reserve estimates and confirms that all material assumptions and technical parameters underpinning the estimates continue to apply and have not materially changed. The form and context in which the Competent Persons’ findings are presented have not been materially modified from the Table 1 Release.

Notice to ASX/LSE Page 3 of 3 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, UK Illtud Harri M +44 7920 503 600 Matthew Klar M+ 44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Americas Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Investor Relations, UK Menno Sanderse M: +44 7825 195 178 David Ovington M +44 7920 010 978 Clare Peever M +44 7788 967 877 Media Relations, Australia Jonathan Rose M +61 447 028 913 Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Investor Relations, Australia Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary. riotinto.com